Will H. Cai

+852 3758 1210

wcai@cooley.com

September 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Scott Anderegg

Ms. Jennifer López Molina

Re:	Skillful Craftsman Education Technology Ltd

Responses to the Staff’s Comment Letter Dated September 1, 2022

File No. 333-259498

Dear Mr. Anderegg and Ms. López Molina:

On behalf of our client, Skillful Craftsman Education Technology Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 1, 2022 (the “Comment Letter”) on the Amendment No.6 to the Registration Statement on Form F-3 publicly filed with the Commission on August 12, 2022 (the “Registration Statement”). In response to these comments, the Company has revised the Registration Statement and is filing Amendment No.7 to the Registration Statement (the “Amended Registration Statement”) concurrently with the submission of this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 6 to Registration Statement on Form F-3 filed August 12, 2022

Cover Page

1.	We note your revised disclosures in response to comment 2 and reissue the comment. When describing your VIE agreements, please refrain from implying that the agreement is equivalent to an equity ownership in the business of the VIE. In this regard, we note your disclosure that "Skillful Craftsman does not own these operations but relies on contractual arrangements .. . . which allow Skillful Craftsman to . . . receive substantially all of the economic benefits and absorb all of the losses of the VIE .. . . ." Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you will need to meet for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.

In response to the Staff’s comment, the Company has further revised the relevant disclosure in the 8th paragraph on cover page and pages 6 and 25 of the Amended Registration Statement to track the language used in ASC 810-10. The Company respectfully advises the Staff that whenever it describes its VIE agreements, the Company has highlighted that “[B]ecause of these contractual arrangements, Skillful Craftsman is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.”

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

September 7, 2022

Prospectus Summary, page 2

2.	We note that you deleted disclosure regarding permissions and approvals to operate your business. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe, as you do on page 23, the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 4 of the Amended Registration Statement.

General

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard, we note that the first bullet on page 1 defines "our company," "we," "us," or "our" in this prospectus to refer to "to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, including its wholly owned Hong Kong subsidiary Easy Skills Technology Limited, wholly owned PRC subsidiary Skillful Craftsman Network Technology (Wuxi) Limited, and Craftsman Wuxi’s subsidiaries . . . ." Refrain from using terms such as “we” or “our” when describing activities or functions of the PRC and Hong Kong subsidiaries.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 9th paragraph on cover page and pages 4, 7, 8, 16, 18, 20, 23, 24, 25, 27 of the Amended Registration Statement.

4.	When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 12th paragraph on cover page and pages 5 and 21of the Amended Registration Statement.

* * *

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Xiaofeng Gao, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Bin Fu, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Dawei Chen, Chief Financial Officer, Skillful Craftsman Education Technology Limited
Frank Parrish, Partner, TPS Thayer, LLC
Eric Huang, Partner, V&T Law Firm

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com